Exhibit 99.1

For Immediate Release	June 22, 2022

The Valens Company Signs Exclusive Cannabis Partnership with Coldhaus Distribution

Agreement secures a dedicated field team under a direct-to-store management model for Valens-branded products, driving sales through a robust distribution network

Kelowna, B.C., June 22, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS)) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of branded cannabis products, today announced that it has secured an exclusive cannabis partnership with Coldhaus Distribution (“Coldhaus”) to provide integrated logistics solutions for Valens-branded cannabis products across Ontario, Alberta, and British Columbia.

Pursuant to the two-year partnership, Coldhaus in conjunction with Valens will be responsible for store level representation, brand advocacy, distribution route coverage and retail staff education to drive brand visibility and commercial retail presence. Furthermore, leveraging Coldhaus’ direct-to-store management infrastructure we believe will significantly increase the frequency, reach and touchpoints of our brands as we continue to penetrate key retail relationships. The dedicated field team to be put in place through this partnership will allow Valens to connect with and educate retail staff in respect to our brands and product attributes providing a unique opportunity to help drive consistent in-store category strategy while supporting retailers as they focus on enriching consumer experience.

Tyler Robson, Chief Executive Officer of The Valens Company, said, “We are very happy to announce today’s partnership with Coldhaus a leading distributor with proven success in building large iconic brands in the beverage industry through robust distribution. Having a major partner like Coldhaus we believe will help accelerate our growth in key markets and create long-term meaningful relationships with retailers and consumers throughout the distribution territory as we increase visibility of our branded cannabis products. This partnership is a positive step forward for our revenue growth objectives with little to no additional overhead as we are able utilize the expert sales and logistics teams at Coldhaus that will serve as an extension to the Valens team. We are thrilled to partner with Coldhaus to expand our reach into the retail ecosystem, as they truly understand the relationship between brand owners and retailers.”

David Millen, Chief Executive Officer of Coldhaus Distribution, said, “The cannabis market is an important emerging category, and we have maintained our independence as a private distributor positioned to lead and seize generation-defining opportunities exactly like this one. Today marks our first foray into the cannabis category, we are proud to select Valens as our exclusive partner to help bring their leading portfolio of products to market given their manufacturing capabilities and product innovation. Coldhaus has a heritage of building large brands through robust distribution, and this partnership marks a defining moment as consumer preferences and behaviours with cannabis are beginning to take shape. We believe this is an opportunity to help build and distribute Valens into a house of leading cannabis CPG brands.”

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products in Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com
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About Coldhaus Distribution Inc.

Coldhaus Distribution is a leading tier one National Consumer Packaged Good distributor and fulfillment company that delivers best in class results on its brand building capabilities. The Company prides itself on its suite of services which range from fulfillment, full service national distribution, forecasting, analytics and reporting, financial services, and national account management. Coldhaus Distribution works to execute their partners brand strategy and drives performance throughout the Canadian marketplace. The Company continues to grow its brand portfolio and leverage its extensive experience to continuously improve, learn, and educate consumers, retailers, and the brands they work with.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1.212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the ability to regain compliance with the Nasdaq Listing Rules, and anticipated courses of action.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com
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The risks and uncertainties that may affect forward-looking statements include, among others, the inability to meet the Minimum Bid Requirement or comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com
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